November 29, 2005
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey Riedler, Esq.
Sonia Barros, Esq.

Re:	Cytokinetics, Incorporated
Registration Statement on Form S-3
File No. 333-129786
Originally Filed November 17, 2005
Ladies and Gentlemen:
     On behalf of Cytokinetics, Incorporated (“Cytokinetics”), we submit this letter in response to comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 28, 2005 relating to the Registration Statement on Form S-3 (File No. 333-129786) originally filed with the Commission on November 17, 2005 (the “Registration Statement”). We are concurrently filing, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and providing copies of this letter and marked copies of Amendment No. 1 to Mr. Riedler and Ms. Barros by overnight delivery.
     In response to the Staff’s comment, we hereby confirm that Sharon Surrey-Barbari is Cytokinetics’ principal financial officer and principal accounting officer. We have changed the caption to her signature on Page II-6 of Amendment No.1 to reflect this information. No additional material changes have been made in Amendment No. 1 other than those relating to updating the cover page to the prospectus with respect to the last trading price of the Company’s Common Stock; the information presented in the fees table under Item 14; and the exhibits and index to exhibits.

Securities and Exchange Commission
Re: Cytokinetics, Incorporated
November 29, 2005

     If you have any questions or comments, please do not hesitate to call me at 650-565-3854, or Martin Waters at 858-350-2308. In addition, you may provide a facsimile of any additional comments you may have to us at 650-493-6811.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Gavin McCraley
Gavin McCraley

cc:	James Sabry
Sharon Surrey-Barbari
Michael O’Donnell, Esq.
Martin Waters, Esq.